May 29, 2005

via U.S. mail

Paul Mann
Chief Executive Officer
Veridicom International, Inc.
3800-999 3rd Avenue
Seattle, Washington 98104-4023

Re:	Veridicom International, Inc.
	Registration Statement on Form SB-2
	Filed April 27, 2005
	File No. 333-124367

	Form 10-KSB for the fiscal year ended 12/31/2004
	Form 10-Q for the quarterly period ended 3/31/2005
	File No. 0-12382

Dear Mr. Mann:

	We have limited our review of the above filings to the issues addressed in the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. You should respond to the comments to your Exchange Act filings as soon as possible and not later than June 6, 2005.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form SB-2
General
1. You disclose on page 7 that this registration statement relates to
the resale of common stock underlying convertible notes in the aggregate principal amount of $5.1 million. You disclose on page 8 that this aggregate amount will be funded in 3 separate tranches, each in the amount of $1.7 million, with two of the tranches to be funded after the filing of this registration statement. However, the purchase agreement governing the sale of these notes appears to indicate that the $5.4 million was to be fully funded on February 25,
2005. When you filed the resale registration statement, were the selling stockholders irrevocably bound to purchase notes in the aggregate principal amount of $5.4 million not later than five business days following the effective date of the resale registration statement? In your response letter please identify the agreement and the specific section thereof that contains this binding obligation and ensure the agreement has been filed as an exhibit. In addition, please provide us a copy of the irrevocable transfer agent instructions referred to in Section 7C of the purchase agreement.
2. Based upon our review of the form of convertible note issued in connection with the February 25, 2005 private placement, including
Section 2.1 and the notice of conversion, are we correct in believing that holders of such notes have the right to require that some, none or all future interest accrued under the note be paid in the form of shares of common stock? If so, we presume that such holders are not proposing to sell shares of common stock under the registration statement they would acquire upon conversion of amounts due them resulting from future accruals of interest. Revise your registration statement to make it clear that you are not registering such shares and that the prospectus may not be used to sell such shares. Selling Stockholders, page 51

3. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by Alpha Capital, Enable Growth Partners, Whalehaven
Capital
Fund Limited, Meadowbrook Opportunity Fund and TCMP3 Partners.
See
Interpretation I.60 of the July 1997 manual of publicly available
CF
telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.
Form 10-K and Form 10-Q
Disclosure of Controls and Procedures, page 41 (of Form 10-K/A)
4. You disclose in your Form 10-K that your CEO and CFO concluded that your disclosure controls and procedures needed improvement and were not effective as of December 31, 2004 to ensure timely
reporting
with the Securities and Exchange Commission.  Item 307 of
Regulation
S-B requires an assessment of the effectiveness of your
"disclosure
controls and procedures", as that phrase is defined in paragraph
(e)
of Rule 13a-15. However, the assessment as to timeliness that you describe addresses matters that are narrower in scope than the
evaluation required by Rule 13a-15(e).   Please advise us in this
respect. In the response letter, confirm that in future periodic reports your assessment will be provided as effectiveness of the disclosure controls and procedures as defined by the referenced rule.
5. You further disclose that such officers are taking an active role in identifying the deficiencies and implementing corrective measures, which includes the establishment of new internal policies related to financial reporting. When you identify material deficiencies in your disclosure controls and procedures, the deficiencies should be described in reasonable detail. You should also describe your plans to address the deficiencies as well the nature and status of actions to address the deficiencies. Because as of March 31, 2005, your chief executive and chief financial officers concluded that the Company`s disclosure controls and procedures were effective, it appears that you addressed the concerns cited in your Form 10-K during the most recently completed quarter. In your response letter, please tell us what aspects of your disclosure controls and procedures needed improvement and were not effective at December 31,
2004. What were the deficiencies that you identified and the corrective measures that you implemented? Were the new internal policies related to financial reporting? On what basis are you able to conclude in your Form 10-QSB that the new internal policies have addressed the conditions previously identified as material weaknesses in the disclosure controls and procedures?
6. Although your executives concluded that the disclosure controls and procedures were not effective at December 31, 2004, and that they were effective at March 31, 2005, the Form 10-QSB for the period ended March 31, 2005, states that during the most recently completed quarter there were no changes in the Company`s internal controls over financial reporting that affected or were reasonably likely to materially affect Veridicom`s internal controls over financial reporting. In your response letter, please explain the changes in your disclosure controls and procedures that enabled you to reach a conclusion that they were effective at March 31, 2005. Explain how, in the absence of changes in internal controls over financial reporting, your executives concluded the previously ineffective disclosure controls and procedures were effective at March 31, 2005.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Perry Hindin, Staff Attorney, at (202) 551-
3444
with any questions. If you require further assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant
Director
at (202) 551-3730.

						Sincerely,


						Mark P. Shuman
						Branch Chief - Legal
						Office of Computers and Online
Services

cc:	Marc Ross, Esq.  fax: 212-930-9725
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Veridicom International, Inc.
May 29, 20054
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